SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 813-00424
CHURCHILL ASSET MANAGEMENT LLC
(Name of Applicant)

375 Park Avenue, 9th Floor
 New York, NY 10152
(Address of principal offices of Applicant)
AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER
EXEMPTING APPLICANT FROM CERTAIN PROVISIONS OF THAT ACT
Written communications regarding this Application and copies of all orders should be addressed to the following persons:

John McCally, Esq. Churchill Asset Management LLC 375 Park Avenue, 9th Floor New York, NY 10152	Sasha Burstein, Esq. K&L Gates LLP 4 Embarcadero Center, Suite 1200 San Francisco, CA 94111

The Application consists of 22 pages, including exhibits.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
x

:
In the Matter of	:	Amendment No. 1 to Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant from Certain Provisions of that Act
:
Churchill Asset Management LLC	:
:
375 Park Avenue, 9th Floor New York, NY 10152	:
:
:
:
File No. 813-00424	:
:

:
x

I.	Summary

Churchill Asset Management LLC, a Delaware limited liability company (the “Applicant”), and together with any Affiliate (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Applicant (collectively, “Churchill”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”) exempting certain partnerships, limited liability companies, corporations, business or statutory trusts or other entities, including any series of any of the foregoing (to the extent such series is or is part of an issuer for purposes of the 1940 Act), organized by the Applicant and/or its Affiliates as “employees’ securities companies” as defined in Section 2(a)(13) of the 1940 Act (each a “Partnership” and, collectively, the “Partnerships”) from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this application (the “Application”).

No form having been prescribed by the Commission, the Applicant proceeds under Rule 0-2 under the 1940 Act.

The Applicant states that any Partnership offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Partnerships will be established for Eligible Employees (defined below) of Churchill as part of a program designed to create investment opportunities that are competitive with those at other investment management and financial services firms, to facilitate the recruitment and retention of high caliber professionals. Each Partnership will have one or more general partners, managing members or other such similar Churchill entity that manages, operates and controls such Partnership (a “General Partner”). Churchill will control each Partnership within the meaning of Section 2(a)(9) of the 1940 Act.

Eligible Employees given the opportunity to invest in the Partnerships will include Churchill employees who are engaged in various aspects of the investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related to such businesses. Eligible Employees and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be “accredited investors” under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D under the Securities Act of 1933 (the “1933 Act”), except that up to 35 Limited Partners in any Partnership may not be accredited investors.

All potential investors in the Partnership (the “Limited Partners”) will be informed that, among other things, (i) interests in the Partnerships (“Interests”) will be sold in transactions exempt under Section 4(a)(2) of the 1933 Act (“Section 4(a)(2)”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under and without the protections afforded by the 1933 Act, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

The Applicant believes that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the Limited Partners, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.	Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	Applicant and the Partnerships

Applicant’s Business

Applicant is a leading capital provider for private equity-backed middle market companies and operates a U.S. middle market direct lending and private capital business.  Applicant is an investment adviser registered under the Investment Advisers Act of 1940, as amended, with approximately $47.1 billion of regulatory assets under management as of December 31, 2024. Applicant is an indirect subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”).

The Partnerships

Churchill intends to form Partnerships for the benefit of Eligible Employees and their Qualified Participants as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. The Partnerships will enable Eligible Employees and their Qualified Participants to pool their investment resources and to have the opportunity to receive the benefit of certain investment opportunities without the necessity of having each investor identify the opportunities and analyze their investment merit. Churchill intends the Partnerships to provide long-term financial incentives for all Limited Partners to preserve Churchill’s competitive advantage and to align the financial interests of all Limited Partners with those of Churchill’s clients. Pooling of resources should allow Limited Partners diversification of investments and participation in investments that usually would not be available to them as individual investors. Each Partnership will comply with the terms and conditions of this Application.

In some instances, Churchill may form a Partnership to co-invest with or into one or more investment funds or with separate accounts organized primarily for the benefit of investors who are not affiliated with Churchill over which a Churchill entity or an Unaffiliated Subadviser (as defined below) exercises investment discretion (each a “Third Party Fund”) in all or a portion of such Third Party Funds’ investments or to invest in one or more Third Party Funds.

A Partnership will be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity, or series of any of the foregoing, organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. A Partnership may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and regulatory considerations applicable to certain Eligible Employees in certain jurisdictions or the nature of the investment program. A Partnership may serve as a “master fund” for other Partnerships. The investment objectives and policies of the Partnerships may vary from Partnership to Partnership. A Partnership will operate in accordance with its limited partnership agreement, operating agreement or other organizational documents (each, a “Partnership Agreement”). Each Partnership will operate as a closed-end or open-end investment company, and a particular Partnership may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.

A Churchill entity will be a General Partner of each Partnership. A General Partner will be structured as a limited partnership, limited liability company, corporation or other type of entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. The duties and responsibilities of a General Partner with respect to a Partnership will be set forth in the applicable Partnership Agreement. If a limited liability company structure is used for a Partnership, generally neither the General Partner nor any of the members of the limited liability company would be liable to third parties for the obligations of the Partnership.

The General Partner or another Churchill entity will serve as investment adviser (“Investment Adviser”) to a Partnership. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or other Investment Adviser to a Partnership is required to register under the Advisers Act will be made by Churchill; no relief in respect of such determination is requested herein. Each Investment Adviser to a Partnership shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicant represents and concedes that the Investment Adviser in managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

B.	Eligible Employees and Qualified Participants

Interests in a Partnership will be offered without registration in a transaction exempt under Section 4(a)(2), or Regulation D or Regulation S1 promulgated thereunder, and will be sold only to: (i) Eligible Employees (as defined below); (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants (as defined below) of such Eligible Employees or (iii) to Churchill entities.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of Churchill and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Partnerships were “Covered Companies” within the meaning of the rule and a limited number of other employees of Churchill2 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D, or (b) an entity must (i) be a current Consultant of Churchill and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. A Partnership may not have more than 35 Non-Accredited Investors.

At the request of an Eligible Employee and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, except as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the 1933 Act), parent, child, spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the 1933 Act) of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee,3 or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee. An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) except for Non-Accredited Investors within any 35 Non-Accredited Investors limit discussed above, the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are Non-Accredited Investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.

1 The Applicant may rely on Regulation S to offer Interests in a Partnership to Churchill entities, Eligible Employees and their Qualified Participants who are based outside of the United States and are not U.S. Persons in order to create investment opportunities for such persons. The Applicant may also offer Interests to such persons in reliance on Section 4(a)(2) or Regulation D. Any such persons will be required to meet the eligibility criteria described herein in order to participate in a Partnership.
2 Eligible Employees who are Non-Accredited Investors must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of such Eligible Employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such Eligible Employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.
3 The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Churchill and the investment vehicle through the individual who controls the vehicle.

Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to Churchill through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees under “Structure of the Partnerships.”4 The General Partner will have the absolute right to require the repurchase, redemption, forced withdrawal or transfer of any Interest for its fair market value if the General Partner determines in good faith that any Limited Partner’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act.

It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of Churchill may be offered the opportunity to participate in the Partnerships. Churchill believes that persons or entities whom Churchill has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Churchill (“Consultants”) share a community of interest with Churchill and Churchill’s employees. In order to participate in a Partnership, Consultants must be currently engaged by Churchill and will be required to be an “accredited investor” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior-level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as an “accredited investor” under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees who are employees, officers or directors of Churchill and who have an interest in maintaining an ongoing relationship with Churchill. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the directors and officers of Churchill responsible for making investments for the Partnerships similar to the access afforded Eligible Employees who are employees, officers or directors of Churchill. Accordingly, there will be a close nexus between Churchill and such entities.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Partnerships, will qualify each Partnership as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.5

Investing in the Partnerships will be voluntary on the part of Eligible Employees and their Qualified Participants. No sales load or similar fee of any kind will be charged in connection with the sale of Interests. Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto.

Prior to offering Interests to an Eligible Employee or its Qualified Participants, a General Partner must reasonably believe that each Eligible Employee or Qualified Participant will be capable of understanding and evaluating the merits and risks of participating in a Partnership and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in Partnerships. The General Partner may impose more restrictive suitability standards in its sole discretion.

4 As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Churchill and their Qualified Participants.
5 Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

C.	Structure of the Partnerships

The management of each Partnership will be vested in its General Partner. All Partnerships will have only Eligible Employees, Qualified Participants, or Churchill entities as Limited Partners, may have minimum capital commitments, capital contributions or subscription amounts and will have restrictions with respect to transferability of Interests.

While the terms of a Partnership will be determined by Churchill in its discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Partnership. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant, will be furnished with offering materials, including a copy of the applicable Partnership Agreement for the relevant Partnership, which will set forth in full the terms applicable to a Limited Partner’s Interest in a Partnership.

Churchill may provide a portion of the initial capital for each Partnership in order that the Partnership can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder). Churchill is expected to retain any such Interests it acquires, but it may also withdraw or sell its Interests to Eligible Employees or their Qualified Participants as Eligible Employees or their Qualified Participants purchase Interests over time and, in the case of any such sale, the sale price will be equal to the lesser of (i) the amount actually paid by or on behalf of Churchill to acquire the Interest, plus interest, less any distributions or withdrawals, and (ii) the fair market value of the Interest determined at the time of the sale as determined in good faith by Churchill. These practices will be fully disclosed to Eligible Employees and their Qualified Participants. Interests so acquired by a Churchill entity will be acquired from the Partnership at the same price as Interests purchased by the other Limited Partners and, while held by Churchill, will be voted in proportion to the votes of the other Limited Partners. In addition, the Churchill entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation. The sale or award of these Interests by Churchill will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership of the Churchill entity. Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by Churchill.

Eligible Employees may be offered the opportunity to participate in a Partnership through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a Partnership or (ii) economic interests substantially similar to those which would be achieved by direct investments in a Partnership of the deferred or bonus amounts. The deferred compensation plans and/or an Eligible Employee’s interest in such plans: (i) will be subject to the applicable terms and conditions of the Application,6 (ii) will only be offered to Eligible Employees who are current employees, officers, directors or Consultants of Churchill, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law or the relevant Partnership Agreement, and (iv) will provide information to participants equivalent to that provided to investors and prospective investors in the corresponding Partnership, including, without limitation, disclosure documents and audited financial information.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner. Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner.7 A Partnership may permit capital contributions to be payable in a manner that varies from other Partnerships, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred.

6 For purposes of this Application, a Partnership will be deemed to be formed with respect to each deferred compensation plan and each reference to “Partnership,” “capital contribution,” “General Partner,” “Limited Partner” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, Churchill, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.
7 In no case will a loan to a prospective Limited Partner be extended or arranged if prohibited by law, including the Sarbanes Oxley Act of 2002. If a Churchill entity extends a loan to a Limited Partner, the loan will be made at an interest rate no less favorable to the Limited Partner than that which could be obtained on an arm’s length basis.

A Limited Partner that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that Limited Partner shall be in default. The terms and conditions relating to a default with respect to the Interests in a Partnership will be fully disclosed to Limited Partners prior to the acceptance of their subscription documents.

A General Partner may have the right to require the repurchase, redemption, forced withdrawal or transfer of the Interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current Consultant of any Churchill entity for any reason or (ii) any Qualified Participant of any person described in clause (i). The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon any such repurchase, redemption, forced withdrawal or transfer of its Interest. If a General Partner were to exercise such a right to repurchase, redeem, force the withdrawal of or transfer such an Interest, the relevant Limited Partner would receive upon repurchase, redemption, forced withdrawal or transfer of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest, plus interest, less any distributions or withdrawals, and (ii) the fair market value of the Interest determined at the time of the repurchase, redemption, forced withdrawal or transfer as determined in good faith by the General Partner.

Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Limited Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) a Churchill entity. Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the participants will continue through the life of the Partnership.

Each private placement memorandum or Partnership Agreement of a Partnership will describe the consequences, if any, for a Limited Partner’s Interest in the event of termination of the Limited Partner’s (or relevant Eligible Employee’s) employment or role as a Consultant with Churchill, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, permanent disability, retirement or otherwise, such as whether a Churchill entity will be required to or will have the option to acquire, or whether the General Partner will have the right to require the repurchase, redemption, forced withdrawal or transfer of, all or a part of the Limited Partner’s Interest. If a Churchill entity acquires, or the General Partner requires the repurchase, redemption, forced withdrawal or transfer of, a Limited Partner’s Interest as a consequence of such a circumstance, such Limited Partner would receive the amount described above in Section II.C for repurchase, redemption, forced withdrawal or transfer of its Interest. Once a Consultant’s ongoing relationship with a Churchill entity is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to a Partnership; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Partnership provide for periodic redemptions or withdrawals in the ordinary course, be redeemed or withdrawn as of the next regularly scheduled redemption or withdrawal date and (B) to the extent the governing documents of a Partnership do not provide for such periodic redemptions or withdrawals (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained. The amount to be received by the Limited Partner will be subject to any applicable vesting schedule or forfeiture provisions and to the extent there is an oversubscription for a regularly scheduled redemption or withdrawal, existing Interests of the Limited Partner will be redeemed or withdrawn on a pro rata basis with all other Limited Partners who have made a request, in accordance with the governing documents, to be redeemed or withdrawn as of that redemption or withdrawal date and any subsequent regularly scheduled redemption or withdrawal date until all of such Limited Partner’s existing Interests are redeemed or withdrawn. Even if a General Partner were to exercise its right to require the repurchase, redemption, forced withdrawal or transfer of part of a Limited Partner’s Interest, the Limited Partner may still be required to make additional capital contributions for the payment of the Management Fee (as defined below) or other expenses relating to Partnership investments in which the Limited Partner retains an interest.

Churchill may make loans to a Partnership, purchase Interests in a Partnership, commit capital to a Partnership, and contribute capital to a Partnership. Churchill may do so, for example, in order to satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder), to provide critical mass to a Partnership to implement the Partnership’s investment strategy or to acquire Interests that will be awarded to Eligible Employees. As Eligible Employees or their Qualified Participants subsequently purchase interests in the Partnership over time, Churchill may redeem its Interests, withdraw its capital or sell its commitments or Interests in a Partnership to Limited Partners. If Churchill makes loans to a Partnership, the lender will be entitled to receive interest, provided that, the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, will be disclosed to Limited Partners prior to their investment in a Partnership. Any indebtedness of the Partnership will be the debt of the Partnership and without recourse to its Limited Partners. The Partnership will retain the right to require the payment of any unfunded capital contributions from its Limited Partners for any appropriate Partnership purposes, including the payment of Partnership indebtedness, fees or expenses, and may be permitted to assign this right to any lender to the Partnership. A Partnership will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Partnership (other than short-term paper). A Partnership will not lend any funds to Churchill.

D.	Management

The General Partner will be responsible for the overall management of each Partnership and will have the authority to make all decisions regarding the acquisition, management and disposition of Partnership investments. However, the General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, each Partnership remain with the General Partner. A General Partner’s or Investment Adviser’s investment decisions for a Partnership may be subject to the approval of an investment committee, comprised of senior officers of Churchill, but a Churchill entity will be ultimately responsible for the affairs and investments of such Partnership. If the General Partner determines that a Partnership should enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment. Where the General Partner has appointed a separate Investment Adviser, the Applicant anticipates that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon. A General Partner may also delegate administrative responsibilities for a Partnership to a Churchill entity.

An Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Partnership, which fee will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Limited Partners. A General Partner or Investment Adviser may receive a performance-based fee, allocation or distribution (“Performance-Based Compensation”)8 based on the net gains of the Partnership’s investments, in addition to any amount allocable to the General Partner’s or Investment Adviser’s capital contribution. All or a portion of any Performance-Based Compensation may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or their “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act. Certain of the Partnerships may not pay Performance-Based Compensation or a Management Fee, but may pay a fee for administrative services to a Churchill entity.

If an Unaffiliated Subadviser is entitled to receive Performance-Based Compensation, it may also act as an additional General Partner (or as a special limited partner, special member or equivalent) of a Partnership solely in order to address certain tax issues relating to the Performance-Based Compensation. In all such instances, however, a Churchill entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of a Partnership.

8 “Performance-Based Compensation,” e.g., “carried interest” or “performance allocations”, is a fee, allocation or distribution to the General Partner, a Limited Partner or an Investment Adviser based on net gains, distributions or returns in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner, Limited Partner or an Investment Adviser that is registered as an investment adviser under the Advisers Act may charge Performance-Based Compensation only if permitted by Rule 205-3 under the Advisers Act. If the General Partner, Limited Partner or an Investment Adviser is not registered under the Advisers Act, any Performance-Based Compensation will comply with Section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section). In addition, a Partnership may invest in other private capital partnerships that themselves are charged performance-based compensation meeting the requirements of Rule 205-3 under the Advisers Act. Limited Partners in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.

A Churchill entity will not receive any management fees or other compensation at both the Partnership level and the Aggregation Vehicle (as defined below) or Underlying Fund (as defined below) level with respect to a Partnership’s investment in an Aggregation Vehicle or Underlying Fund sponsored or advised by Churchill (so as to avoid duplication). For the avoidance of doubt, a Churchill entity may charge a Management Fee or Performance-Based Compensation at the Partnership level with respect to a Partnership’s investment in an Aggregation Vehicle or Underlying Fund managed by a third party even if the third party is paid a Management Fee or Performance-Based Compensation at the Aggregation Vehicle or Underlying Fund level.

Expenses that may be charged by the General Partner or the Investment Adviser to the Partnership could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Partnership’s pro rata share of expenses incurred by the General Partner or the Investment Adviser in connection with potential investments). Where a Partnership is formed to invest concurrently with Third Party Funds (defined below), organizational expenses may include such Partnership’s pro rata share of organizational expenses attributable to such Third Party Funds. Churchill reserves the right to pay for organizational expenses with respect to a Partnership.

Changes recommended by tax counsel to the Partnerships may be made to the structure of Churchill entities (including the General Partners) and Churchill entities’ (including the General Partners’) contribution to the Partnerships, if any, so as not to impair the tax status of the Partnerships.

The Applicant represents and concedes that each General Partner and Investment Adviser managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections. In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Partnership and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners or that are necessary or appropriate to record transactions with the Partnership. All such records will be subject to examination by the Commission staff.

E.	Investments

Each of the Partnerships will operate as a diversified or non-diversified, closed-end or open-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions, redemptions or withdrawals. The investment objectives and policies of each Partnership and whether it will operate as a diversified or non-diversified closed-end or open-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership.

Partnerships may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the Partnerships include a wide variety of liquid and illiquid U.S. and non-U.S. assets, securities, commodities, derivatives and alternative investments, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets and instruments.

Each Partnership may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) or other exemptions from registration under the 1940 Act) and investments in registered investment companies sponsored or advised by Churchill or by third parties (each, an “Underlying Fund”).9 Investments may be made side by side with Churchill entities and through investment pools (including “Aggregation Vehicles”) sponsored or managed by a Churchill entity or an unaffiliated entity.10

9 Applicant is not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of a Partnership to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.
10 An “Aggregation Vehicle” is an investment pool sponsored or managed by a Churchill entity that is formed solely for the purpose of permitting a Partnership, Third Party Funds or other Churchill entities to collectively invest in other entities. It may often be more efficient for a Partnership, Third Party Funds or other Churchill entities to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a Partnership or provide preferential treatment to a Churchill entity or other Churchill-related investors with respect to a portfolio company investment. Because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Partnership’s decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company with Churchill or a Third Party Fund. A Partnership that is formed to co-invest with Churchill or one or more Third Party Funds will co-invest in each or a portion of the investments made by Churchill or the relevant Third Party Funds for which the Partnership was formed in accordance with its Partnership Agreement. Side-by-side investments held by a Third Party Fund, or by a Churchill entity in a transaction in which the Churchill entity’s investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to an Unaffiliated Subadviser or a sponsor of a Third Party Fund. All other side-by-side investments held by Churchill entities will be subject to the restrictions contained in Condition 3.

A Partnership will comply with Section 12(d)(1)(A)(i) of the 1940 Act, the rules and regulations thereunder, and any applicable exemptions therefrom. Accordingly, a Partnership will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Partnership would own in the aggregate more than 3% of the outstanding voting stock of such investment company unless such purchase or acquisition is permitted under the applicable rules and regulations or any applicable exemption. In addition, a Partnership may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

A substantial percentage of a Partnership’s investments may be made available to it by Churchill. The amount of any particular investment made available to a Partnership will depend upon particular circumstances relating to the investment.

To the extent authorized by applicable governing documents but subject to applicable law and the terms and conditions hereof, a Partnership will be permitted to enter into transactions involving (i) Churchill, (ii) a portfolio company, (iii) any partner or person or entity affiliated with Churchill, or (iv) a Third Party Fund. Such transactions may include, without limitation, the purchase or sale by a Partnership of an investment, or an interest therein, from or to Churchill or a Third Party Fund, acting as principal. Additionally, Churchill (including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the Partnerships invest or competitors of such entities. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, placement fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of performance-based compensation entitling the Churchill entity to share disproportionately in income or capital gains or similar compensation. Employees of Churchill may serve as officers or directors of such entities pursuant to rights held by a Partnership, Churchill or the Third Party Funds to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Churchill reserves the right not to charge or to waive all or a part of any such fees or other compensation that a Partnership otherwise might incur or bear indirectly or to reduce any fees that it charges to a Partnership by all or a portion of such fees. However, any such fees or other compensation or expense reimbursement received by a Churchill entity generally will not be shared with any Partnership.

Churchill entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Limited Partners. For example, Churchill entities may have pre-existing relationships with companies in which a Partnership invests. Churchill entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the Partnership may have an investment interest, and the Partnership may thus be limited or precluded from investing in or selling securities issued by such a company under applicable law.

Churchill entities may come into possession of inside information concerning specific companies and a Partnership’s investment flexibility may be constrained as a consequence of Churchill’s inability to use the information for investment purposes. Furthermore, a Churchill entity may act as a broker for both a Partnership and for another person on the other side of the transaction. These potential conflicts of interest, to the extent relevant to an investment in a Partnership, will be disclosed to the Limited Partners.

F.	Distributions

The profits and losses of a Partnership will be determined in compliance with applicable tax rules and regulations and in accordance with its Partnership Agreement. Unless otherwise specifically provided in the Partnership Agreement, the capital accounts of the Limited Partners will not be reduced below zero. Distributions of Partnership profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Partnership Agreement. The General Partner will have discretion in distributing cash and proceeds from the Partnership’s investments to the Limited Partners.

G.	Reports and Accounting

Each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that is a fund of funds,11 within 180 days after the end of the fiscal year of the Partnership.  The financial statements of each Partnership will be audited by independent certified public accountants,12 except in the case of Partnerships formed to make a single Partnership investment.13  In addition, to enable Limited Partners to determine the U.S. federal income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership, a report will be transmitted to each Partner showing such Partner’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from the Partnership’s operations during that year.

The value of the Partners’ capital accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Partnership's fiscal year-end.  The General Partner will value the assets held by a Partnership at the current market price (closing price) in the case of marketable securities.  All other securities or assets will be valued by the General Partner in good faith at fair value.

In addition, the Partnership will provide Limited Partners with such information as may be reasonably necessary to enable each non-U.S. Limited Partner to prepare his or her non-U.S. income tax returns, provided that the Limited Partner has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such Limited Partner will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.

H.	Partnership Term and Dissolution

The term of a Partnership will be set forth in its Partnership Agreement. Each Partnership may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Partnership Agreement. Upon dissolution of a Partnership, the Partnership’s assets will be distributed in accordance with its Partnership Agreement.

III.	Request for Relief and Legal Analysis

Applicant respectfully requests that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this Application.

11 A fund of funds is a pooled investment vehicle that invests 10 percent or more of its total assets in other pooled investment vehicles that are not, and are not advised by, a related person (as defined in Form ADV) of the pool, its general partner, or its adviser.
12 For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X.
13 In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Partnership investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Limited Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a Partnership investment, a Limited Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership’s unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership’s statements would not be expected to provide a meaningful amount of additional information regarding the Partnership's financial condition.

Applicant states that in the event a Partnership is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the Application by the Commission, such Partnership will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.	Status as Employees’ Securities Companies

Each Partnership will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act. Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among other things: (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and the issuers of securities held by the company. The Applicant submits that the Commission should grant the requested relief on the basis of these factors as applied to the Partnerships.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.	Community of Interests

The Applicant asserts that the protections afforded by the 1940 Act are generally unnecessary for a Partnership in view of the community of economic and other interests among the Limited Partners and Churchill. The community of interest is based on (i) the concern of Churchill with the morale of its employees and the ability of Churchill to attract and retain highly qualified personnel; (ii) the absence of any public group of investors in the Partnerships; (iii) Churchill’s participation in the investments of a Partnership through its general partner interest and, in certain circumstances, as a limited partner, in co-investing Third Party Funds. In the last example, a Partnership’s co-investments with partnerships managed by Churchill or its affiliates, where Churchill has an economic interest that is aligned with that of the Partnership, provides Churchill with an economic incentive to act in the best interests of the Partnership.

The Applicant also notes that a Partnership’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Partnership. Further, the Partnerships will not be promoted to Eligible Employees by persons outside of Churchill seeking to profit from fees for investment advice or from the distribution of securities.

Churchill represents, as to each Partnership, that:

1.
Churchill will control the Partnership within the meaning of Section 2(a)(9) of the 1940 Act. A General Partner and any other person acting for or on behalf of the Partnership shall act in the best interest of the Partnership and its security holders.

2.
Whenever Churchill, the General Partner or any other person acting for or on behalf of the Partnership is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership and its security holders. Any person that acts for or on behalf of a Partnership, including any General Partner of a Partnership and any member of an investment committee of a Partnership, will be (as applicable) an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Partnership within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.

3.
The governing documents for, and any other contractual arrangement regarding, the Partnership, will not contain any provision which protects or purports to protect Churchill, the General Partner or their delegates (if any) against any liability to the Partnership or its security holders to which such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.	Burdens of Compliance

The Applicant maintains that requiring the Partnerships to comply with the various provisions of the 1940 Act would present the Partnerships with unnecessary burdens. As noted above, the operation of the Partnerships is not likely to result in the abuses that the 1940 Act was designed to remedy. In addition, the Applicant notes that the Partnership Agreement of each Partnership will provide substantial protection to investors by (i) containing specific requirements with respect to matters such as valuations and access of Limited Partners to reports and (ii) restricting the General Partner’s authority in a number of respects, including limiting its ability to make certain amendments to the Partnership Agreement without the requisite amount of consents from the Limited Partners.

D.	Specific Relief

1.	Section 17(a)

Section 17(a) generally prohibits any affiliated person of a registered investment company or any affiliated person of such affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.

The Applicant requests an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit Churchill or a Third Party Fund (or any “affiliated person,” as defined in the 1940 Act, of Churchill or any such Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Partnership or any company controlled by such Partnership; and (b) permit a Partnership to invest in or engage in any transaction with Churchill, acting as principal, (i) in which such Partnership, any entity controlled by such Partnership or Churchill or any Third Party Fund has invested or will invest, or (ii) with which such Partnership, any entity controlled by such Partnership or Churchill or any Third Party Fund is or will become otherwise affiliated. Any such transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser or between a Partnership and any person who is not an employee, officer or director of Churchill or is an entity outside of Churchill and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the 1940 Act (an “Advisory Person”) or any affiliated person of such a person.

The Applicant submits that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the Partnerships and the protection of investors. Limited Partners will be informed in a Partnership’s offering materials of the possible extent of the Partnership’s dealings with Churchill and of the potential conflicts of interest that may exist. As professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings. The Applicant asserts that, moreover, the community of interest among the Limited Partners and Churchill will serve to reduce the risk of abuse in transactions involving Churchill.

The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the Partnerships, represents that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicant requests relief to permit affiliated persons of the Partnerships (such as the General Partner, the Investment Adviser, any Churchill entity or any Third Party Fund), or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or any company controlled by a Partnership participates. The relief requested would permit, among other things, co-investments by the Partnerships, Third Party Funds and individual members or employees, officers, directors or Consultants of Churchill making their own individual investment decisions apart from Churchill. To the extent any of the transactions described under the request for relief from Section 17(a) would come within the purview of Section 17(d), such transactions are incorporated hereunder and relief from such section is also requested.

The requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

The Applicant submits that it is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with Churchill or Churchill’s capital resources. The Applicant also submits that the types of investment opportunities considered by a Partnership often require each investor to make funds available in an amount that may be substantially greater than what a Partnership may be able to make available on its own. The Applicant contends that, as a result, the only way in which a Partnership may be able to participate in these opportunities may be to co-invest with other persons, including its affiliated persons. The Applicant notes that each Partnership will primarily be organized for the benefit of Eligible Employees as an incentive for them to remain with Churchill and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with Churchill entities are prohibited, the appeal of the Partnerships would be significantly diminished. The Applicant asserts that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of Churchill enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (ii) investments made by Churchill will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Applicant states that the concern that permitting co-investments by Churchill and a Partnership might lead to less advantageous treatment of the Partnership should be mitigated by the fact that Churchill will be acutely concerned with its relationship with the employee and other investors in the Partnership and the fact that senior officers and directors of Churchill entities will be investing in the Partnership. In addition, the Applicant asserts that compliance with Section 17(d) would cause the Partnership to forgo investment opportunities simply because the Partnership, a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any affiliated person of such affiliated person) made a similar investment.

Co-investments with Third Party Funds, or by a Churchill entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below. The Applicant notes that it is common for a Third Party Fund to require that Churchill invest its own capital in Third Party Fund investments and that Churchill investments be subject to substantially the same terms as those applicable to the Third Party Fund. The Applicant believes it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. In addition, the Applicant asserts that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership’s relationship to Churchill. The Applicant contends that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by Churchill in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis a Third Party Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership. Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant represents that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

3.	Section 17(e) and Rule 17e-1

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to permit a Churchill entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that, the fees or other compensation are deemed “usual and customary.” The Applicant states that for the purposes of the Application, fees or other compensation that are charged or received by a Churchill entity will be deemed “usual and customary” only if (i) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or other compensation being charged to the Partnership (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties, including Third Party Funds. The Applicant asserts that, because Churchill does not wish to appear to be favoring the Partnerships, compliance with Section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Partnership to a Churchill entity are those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration. Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”). The Applicant requests an exemption from Rule 17e-l to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors14 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. The Applicant states that because all the directors or other governing body of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1. The Applicant states that each Partnership will comply with Rule 17e-l by having a majority of the directors (or members of a comparable body) of the Partnership or its General Partner take such actions and make such approvals as set forth in the rule. The Applicant states that each Partnership will otherwise comply with Rule 17e-1.

4.	Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. The Applicant requests relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a Churchill entity to act as custodian for a Partnership without a written contract. Since there is a close association between a Partnership and Churchill, requiring a detailed written contract would expose the Partnership to unnecessary burden and expense. The Applicant also requests relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Partnership’s assets held by the custodian. The Applicant believes that, because of the community of interest between Churchill and the Partnerships and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Except as set forth above, a Partnership relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

14 All references to directors or boards of directors of the General Partner made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2: (i) a Partnership’s investments may be kept in the locked files of Churchill, the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or Churchill) will be deemed to be employees of the Partnerships, (b) directors, officers or managers of the General Partner (or Churchill) will be deemed to be officers of the Partnership, and (c) the General Partner or its board of directors will be deemed to be the board of directors of the Partnership; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner or any Churchill entity that serves as investment adviser to a Partnership, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, subscription agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicant asserts that, for such a Partnership, these instruments are most suitably kept in the files of Churchill, the General Partner or the Churchill entity that serves as investment adviser to the Partnership, where they can be referred to as necessary. The Applicant will comply with all other provisions of Rule 17f-2.

5.	Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

The Applicant requests relief to the extent necessary to permit the General Partner’s board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicant also requests an exemption from the requirements of: (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The Partnerships will comply with all other requirements of Rule 17g-1.

The Applicant states that, because all directors or other governing body of the General Partner will be affiliated persons, a Partnership could not comply with Rule 17g-1 without the requested relief. In light of the purpose of the Partnerships, and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible.

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Partnerships. The applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Applicant submits that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Partnerships will not have public investors. Exempting the Partnerships from these provisions does not diminish investor protections, as Limited Partners will receive the protections offered by the Partnerships’ compliance with other provisions of Rule 17g-1. Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships do not and will not have independent boards of directors. The General Partner of a Partnership will be the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information. The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships. As discussed above, the Partnerships will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Partnerships. Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the applicable General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible. The Applicant also states that each Partnership will otherwise comply with Rule 17g-1. The fidelity bond of each Partnership will cover Churchill employees who have access to the securities and funds of the Partnership.

6.	Section 17(j) and Rule17j-1

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. The Applicant requests relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships. Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Partnership by virtue of their common association with Churchill (either as employees or Consultants of Churchill) and the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply. The Applicant believes that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership. The relief requested will only extend to Churchill entities and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

7.	Sections 30(a), (b), (e) and (h)

The Applicant requests an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners. The Applicant requests relief to the extent necessary to permit each Partnership to report annually to its Limited Partners as described herein. The Applicant also requests an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner, any board of managers or directors or committee of Churchill employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in the Partnership. The Applicant asserts that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8.	Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually. Rule 38a-1 also requires the designation of a chief compliance officer and requires the chief compliance officer to report directly to the fund’s board.

Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

Each Partnership will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, will appoint a chief compliance officer and will comply with the terms and conditions of this Application.

IV.	Applicant’s Conditions

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.
Each proposed transaction involving a Partnership otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership’s organizational documents and the Partnership’s reports to its Limited Partners.[15]

In addition, the applicable General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.16

2.
The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.
The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.[17] The term “Affiliated Co-Investor” with respect to any Partnership means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Partnership (other than a Third Party Fund), (ii) Churchill, (iii) an officer or director of Churchill, (iv) an Eligible Employee, or (v) an entity (other than a Third Party Fund) in which a Churchill entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the 1934 Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.
Each Partnership and its General Partner will maintain and preserve, for the life of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.[18]

15 If a Partnership invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Partnership funds.
16 Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
17 If a Partnership invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.
18 Each Partnership will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

5.
Within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that is a fund of funds, within 180 days after the end of the fiscal year of the Partnership, the General Partner of each Partnership will send to each Limited Partner in such Partnership who had an interest in any capital account of the Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by the Partnership’s independent accountants, except in the case of a Partnership formed to make a single Partnership investment.  In such cases, financial statements will be unaudited, but each Limited Partner will receive financial statements of the single Partnership investment audited by such entity’s independent accountants.  At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of the fiscal year end.  In addition, as soon as practicable after the end of each tax year of a Partnership, the General Partner of such Partnership will send a report to each person who was a Limited Partner in such Partnership at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.
If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of a Churchill entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is as indicated on the cover page of this Application. The Applicant further states that all written communications concerning this Application should be directed to:

Sasha Burstein, Esq.
K&L Gates LLP
4 Embarcadero Center, Suite 1200
San Francisco, CA 94111
sasha.burstein@klgates.com

The Applicant requests that the Commission issue the requested order pursuant to Rule 0‑5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, the Applicant states that under the provisions of the Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. The Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicant the relief sought by this Application.

[Remainder of page left blank intentionally]

The Applicant named below has caused this Application to be duly signed on its behalf on October 15, 2025. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Application.

CHURCHILL ASSET MANAGEMENT LLC

By:	/s/ John McCally
Name: John McCally
Title: General Counsel

Exhibit A
AUTHORIZATION
OFFICER’S CERTIFICATE
The undersigned, being a duly appointed officer of Churchill Asset Management, LLC, does hereby certify that this Application is signed by John McCally, General Counsel of Churchill Asset Management, LLC, pursuant to the general authority vested in his as such under his appointment as General Counsel of Churchill Asset Management, LLC.
IN WITNESS WHEREOF, I have set my hand this October 15, 2025.

CHURCHILL ASSET MANAGEMENT LLC

By:	/s/ Erin Hood
Name: Erin Hood
Title: Deputy General Counsel

Exhibit B
VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated October 15, 2025, for and on behalf of Churchill Asset Management LLC, that he is General Counsel of Churchill Asset Management LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CHURCHILL ASSET MANAGEMENT LLC

By:	/s/ John McCally
Name: John McCally
Title: General Counsel